SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 1)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              ----------------
                            JUNO LIGHTING, INC.
                              (NAME OF ISSUER)
                              ----------------
                  COMMON STOCK, $.001 PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ----------------
                                482047 20 6

                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------
                             KEVIN BAKER, ESQ.
                        VICE-PRESIDENT AND SECRETARY
                          FREMONT INVESTORS I, LLC
                       50 FREMONT STREET; SUITE 3700
                      SAN FRANCISCO, CALIFORNIA 94105


        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                    RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:
                            KENTON J. KING, ESQ.
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                    FOUR EMBARCADERO CENTER, SUITE 3800
                      SAN FRANCISCO, CALIFORNIA 94111
                               (415) 984-6400

                              AUGUST 31, 1999

     (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



CUSIP No.  482047 20 6


   1    NAMES OF REPORTING PERSONS: FREMONT INVESTORS I, L.L.C.
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                (a)  |_| (b)  |_|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
                OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF DELAWARE



            NUMBER OF                7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY               8    SHARED VOTING POWER
            OWNED BY                          4,086,178
              EACH
            REPORTING                9    SOLE DISPOSITIVE POWER
             PERSON
              WITH                   10   SHARED DISPOSITIVE POWER
                                              4,086,178


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,086,178

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                        |_|

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                63.6%

 14        TYPE OF REPORTING PERSON
                OO



CUSIP No.   482047 20 6


   1    NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.P.
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  |_| (b)  |_|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS:
                OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF DELAWARE


            NUMBER OF                7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY               8    SHARED VOTING POWER
            OWNED BY                         4,086,178
              EACH
            REPORTING                9    SOLE DISPOSITIVE POWER
             PERSON
              WITH                   10   SHARED DISPOSITIVE POWER
                                             4,086,178


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,086,178

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                          |_|
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                63.6%

  14      TYPE OF REPORTING PERSON
                PN



CUSIP No.  482047 20 6


   1     NAMES OF REPORTING PERSONS:  FP ADVISORS, L.L.C
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  |_| (b)  |_|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
                OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF DELAWARE


            NUMBER OF                7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY               8    SHARED VOTING POWER
            OWNED BY                         4,086,178
              EACH
            REPORTING                9    SOLE DISPOSITIVE POWER
             PERSON
              WITH                   10   SHARED DISPOSITIVE POWER
                                             4,086,178


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,086,178

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                       |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                63.6%

  14    TYPE OF REPORTING PERSON
                OO



CUSIP No.  482047 20 6


   1     NAMES OF REPORTING PERSONS:  FREMONT GROUP, L.L.C
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  |_|  (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
                OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF DELAWARE


            NUMBER OF                7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY               8    SHARED VOTING POWER
            OWNED BY                         4,087,655
              EACH
            REPORTING                9    SOLE DISPOSITIVE POWER
             PERSON
              WITH                   10   SHARED DISPOSITIVE POWER
                                             4,087,655


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,087,655

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                       |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                64.9%

  14   TYPE OF REPORTING PERSON
                OO



CUSIP No.  482047 20 6


   1     NAMES OF REPORTING PERSONS:  FREMONT INVESTORS, INC.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a) |_| (b) |_|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
                OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF NEVADA


            NUMBER OF                7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY               8    SHARED VOTING POWER
            OWNED BY                          4,087,655
              EACH
            REPORTING                9    SOLE DISPOSITIVE POWER
             PERSON
              WITH                   10   SHARED DISPOSITIVE POWER
                                              4,087,655


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,087,655

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                       |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                64.9%

  14    TYPE OF REPORTING PERSON
                CO


        The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.  Security and Issuer.

        This amendment (this "Statement" or the "Amendment") amends and restates the statement on Schedule 13D filed on July 12, 1999 relating to the Common Stock, (the "Stock" or the "Shares"), of Juno Lighting, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 3.   Source and Amount of Funds or Other Consideration.

        On August 31, 1999, a dividend of 2% of the Stated Value of the Series A Convertible Preferred Stock, par value $.001 per share, of the Company (the "Preferred Stock") was paid in the form of a 2% increase in the stated amount of each share of Preferred Stock (the "Stated Amount"). After such increase in the Stated Amount, the shares of Preferred Stock owned directly by Fremont Investors I, L.L.C. are convertible into 4,086,178 shares of Common Stock. This represents an increase in the number of shares of Common Stock into which such Preferred Stock is convertible of 78,483 shares.

        On August 2, 1999, Fremont Investors I, L.L.C. sold 380 shares of Preferred Stock to Fremont Partners, L.L.C. Fremont Group, L.L.C., as the managing member of Fremont Partners, L.L.C., and Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own such shares in addition to the shares owned by Fremont Investors I, L.L.C. After the dividend of August 31, 1999, these 380 shares are convertible into 1,477 shares of Common Stock, an increase of 30 shares over their prior conversion amount.

Item 5.  Interest in Securities of the Issuer.

        (a) As of September 9, 1999, Fremont Investors I, L.L.C. owned 1,051,590 shares of Preferred Stock, which are convertible into 4,086,178 shares of Common Stock. As of September 9, 1999, the Preferred Stock owned by Fremont Investors I, L.L.C. represented 63.6% of the total voting power of the Company.

        As of September 9, 1999, Fremont Group, L.L.C. and Fremont Investors, Inc. may be deemed to beneficially own the shares Preferred Stock owned by Fremont Investors I, L.L.C. and, additionally, may be deemed to own the 380 shares of Preferred Stock owned by Fremont Partners, L.L.C. Such shares are convertible into a total of 4,087,655 shares of Common Stock. As of September 9, 1999, such shares represented 64.9% of the total voting power of the Company.

        Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the terms of the Certificate, and as set forth in more detail therein, for the first five years after the issuance of the Preferred Stock, the number of shares of Common Stock into which the Preferred Stock is convertible will increase as a result of dividends payable by an increase in the Stated Amount. This may result in an increase in the voting power represented by the underlying Common Stock. After the first five years, dividends on the Preferred Stock may be paid in cash.

        Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors I, L.L.C.

        (b) Fremont Investors I, L.L.C. currently exercises the power to vote or direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. Each of the remaining Reporting Persons currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. In addition, Fremont Group, L.L.C. and Fremont Investors, Inc. also currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of an additional 380 shares of the Preferred Stock (for a total of 1,051,970 shares of Preferred Stock), and the underlying Common Stock.

        (c) On August 31, 1999, a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount. After such increase in the Stated Amount, the shares of Preferred Stock owned by Fremont Investors I, L.L.C. are convertible into 4,086,178 shares of Common Stock. This represents an increase in the number of shares of Common Stock into which such Preferred Stock is convertible of 78,483 shares.

        On August 2, 1999, Fremont Investors I, L.L.C. sold 380 of shares of the Preferred Stock to Fremont Partners, L.L.C. Fremont Group, Inc. is the managing member of Fremont Partners, L.L.C. and Fremont Investors, Inc. is the manager of Fremont Group, Inc. Therefore these entities may be deemed to beneficially own such shares. After the dividend of August 31, 1999, and the resulting increase in the Stated Amount, these shares of Preferred Stock are convertible into 1,477 shares of Common Stock, an increase of 30 shares. The total number of shares of Preferred Stock which may be deemed to be beneficially owned by Fremont Group, L.L.C. and Fremont Investors, Inc. as a result of the direct ownership by Fremont Partners, L.L.C. and Fremont Investors I, L.L.C. is 1,051,970, which is convertible into 4,087,655 shares of Common Stock.

        On August 2, 1999, Fremont Investors I, L.L.C. sold 50 shares of the Preferred Stock to an additional member of management of the Company on substantially the same terms as the sales to members of management that occurred on June 30, 1999 in connection with the consummation of the recapitalization and merger of the Company. As of August 2, 1999, these shares were convertible into 190 shares of Common Stock.

        Except as reported in this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

        (d) - (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships with respect to securities of the Company other than as set forth in the Agreement and Plan of Recapitalization and Merger, dated March 26, 1999 or as described below.

        Fremont Investors I, L.L.C. entered into loan agreements for an aggregate principal amount of $798,000 with 33 employees of the Company in order to finance their purchases of an aggregate of 7,980 shares of Preferred Stock. Each loan was due and payable in full on July 30, 1999 and each was secured by a pledge to Fremont Investors I, L.L.C. of the shares of Preferred Stock purchased with the respective loan proceeds. Each of the loans was paid in full as of its due date.

Item 7. Material to Be Filed as Exhibits.

        The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

        (1) Joint Filing Agreement, dated as of September 9, 1999, by and between Fremont Investors I, L.L.C, Fremont Partners, L.P., FP Advisors, L.L.C, Fremont Group, L.L.C, and Fremont Investors, Inc.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 9, 1999


                                          FREMONT INVESTORS I, L.L.C.
                                          FREMONT PARTNERS, L.P.
                                          FP ADVISORS, L.L.C.,
                                          FREMONT GROUP, L.L.C.,
                                          FREMONT INVESTORS, INC.,


                                          By: /s/ Robert Jaunich II
                                              _______________________________
                                          Name:  Robert Jaunich II
                                          Executive Officer or Executive
                                          Officer of a partner, member or
                                          manager of each Reporting Person



                               EXHIBIT INDEX

Exhibit
Number         Exhibit

(1) Joint Filing Agreement, dated as of September 9, 1999, by and among Fremont Investors I, LLC., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc.


                           JOINT FILING AGREEMENT

        This will confirm the agreement by and between the undersigned that the Amendment No. 1 to the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to Common Shares of Juno Lighting, Inc., a Delaware corporation, is being filed on behalf of the entities listed below.

        Each of the entities listed hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated: September 9, 1999


                                          FREMONT INVESTORS I, L.L.C.
                                          FREMONT PARTNERS, L.P.
                                          FP ADVISORS, L.L.C.,
                                          FREMONT GROUP, L.L.C.,
                                          FREMONT INVESTORS, INC.,


                                          By: /s/ Robert Jaunich II
                                              _______________________________
                                          Name: Robert Jaunich II
                                          Executive Officer or Executive
                                          Officer of a partner, member or
                                          manager of each Reporting Person